UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

August 2004

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               [  ]        No       [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

August 12, 2004

DESCRIPTION:

Unaudited Interim Financial Statements and Management Discussion & Analysis for the 3 and six months ended June 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date August 12, 2004

By:                               “Doris Meyer”

                                        (Signature)

                                                                                                                         Doris Meyer, Assistant Corporate Secretary

                                                                                                                                                  Asia Pacific Resources Ltd.

ASIA PACIFIC RESOURCES LTD.

 SECOND QUARTER REPORT

 FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004

(Unaudited)

Prepared by Management

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and six month period ended June 30 2004

Unaudited (expressed in Canadian dollars)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY’S

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management discussion and analysis (“MD&A”) of Asia Pacific Resources Ltd. (the “Company” or “Asia Pacific”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the three and six month periods ended June 30, 2004 and with the audited consolidated financial statements for the year ended December 31, 2003 , the 10 months ended December 31,  2002 and for the year ended February 28, 2002 all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this report is July 31, 2004.

FORWARD LOOKING STATEMENTS

This document contains “Forward Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Asia Pacific’s future plans are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward looking statements are based upon estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

Description of the Business

Asia Pacific is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand.  The Company is an exploration stage enterprise and holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”), a company incorporated in Thailand that holds the Udon Thani Potash Concession situated in North East Thailand. The Government of Thailand has a 10% carried interest.

The Company is a reporting issuer in all of the Canadian jurisdictions, a foreign private issuer to the Securities and Exchange Commission and trades on the Toronto Stock Exchange under the symbol APQ.

OVERVIEW OF BUSINESS

The overview of the Company’s business is unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

RESULTS OF OPERATIONS

Summary

On May 27, 2004 the Company completed an equity financing of raising $10 million and saw its US$2 million first quarter 2004 loan converted into equity on the same terms as the private placement. The Company incurred a net loss of $1.0 million for the six month period ended June 30, 2004, compared to a loss of $2.9 million for the six month period ended June 30, 2003.

At June 30, 2004 working capital was $9.6 million compared to $0.2 million at December 31, 2003.

Results of operations

The Company incurred a net loss of $0.2 million for the quarter ended June 30, 2004. The net loss for the quarter includes a non-cash recovery of $0.7 million of stock compensation expense.  In accordance with the accounting policy described in

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and six month period ended June 30 2004

Unaudited (expressed in Canadian dollars)

Note 2 (e) of the audited annual financial statements the Company recorded a stock compensation expense for the year ended December 31, 2003 because the exercise price of certain outstanding stock options was less than the Company’s stock price on the Toronto Stock Exchange at December 31, 2003.   However at June 30, 2004 that was no longer the case and the expense is reversed and recorded as a recovery in the current period.   The net loss for the quarter to June 30, 2004 without considering this non-cash recovery would be $0.9 million compared to the net loss of $1.5 million for the quarter ended June 30, 2003.

The Company incurred a net loss of $1.0 million for the six months ended June 30, 2004.  The net loss includes a non-cash recovery of $1.1 million of stock compensation expense. The net loss for the six months to June 30, 2004 without considering this non-cash recovery would be $2.1 million compared to the net loss for the six months to June 30, 2003 of $2.9 million.

Interest received and other income was $9,799 for the six months to June 30, 2004 compared to $72,268 for the comparable period to June 30, 2003. This reflects the reduction in cash balances from $2.8 million at June 30, 2003 to $0.4 million at December 31, 2003, prior to the receipt of additional convertible loan financing from Olympus Capital Holdings Asia I, L.P and the May 27, 2004 equity financing.

The Company’s cash expenses (excludes amortization, non cash interest expense, stock compensation expense (recovery)) were $2 million for the six months ended June 30, 2004 and $1.1 million for the three months to June 30, 2004 compared to $2.6 million for the six months ended June 30, 2003 and $1.1 million for the three months to June 30, 2003.

Accounting and legal fees were $191,699 for the six months ending June 30, 2004 compared to $440,816 for the six months ending June 30, 2003.   Professional fees in Thailand relating to the Udon South Mining License application and the Udon North renewal have decreased as the process advances to a conclusion.

Consulting fees have decreased to $223,312 for the six months ending June 30, 2004 compared to $331,612 for the six months ending June 30, 2003.  Chartwell Ventures was paid $103,840 in the first six months of 2003 when the contract was completed and not renewed.

Interest expense of $35,388 for the six months ended June 30, 2004 was settled on the conversion of the underlying debt into shares on May 27, 2004.  Interest expense for the same period in 2003 was paid in cash.

Promotion and travel was $735,066 for the six months ended June 30, 2004 compared to $650,557 for the same period in 2003.  The expense category includes community development and relations travel costs that have increased over the previous period as the Company lobbies with the government and the local community to have its Mining License approved.  Travel costs increased over the previous period reflecting management and the directors’ cost of travel for its May 2004 fund raising.

Co-incident with moving certain head office functions of the Company to Bangkok, Thailand in 2003, the reduction in rent and salaries for the comparative period is the result of closing the Vancouver office and laying off the Vancouver staff in 2003.

Transfer fees and filing costs reduced to $55,234 for the six months ended June 30, 2004 from $112,958 for the same period in 2003. The Company did a private placement in February 2003 and the listing fees to the Toronto Stock Exchange for the issue was $50,000 that was classed as a filing cost in 2003 rather than the Company’s normal practice of treating the cost as a share issue costs and a reduction of share capital.

UPDATE ON THE PROJECT

Investing activities with respect to expenditures on the potash concession were $0.1 million in the three months to March 31, 2004 and $0.2 million for the next three months to June 30, 2004, totaling $306,200 for the first half 2004 compared to $2 million for the first half 2003. Expenditure in 2004 has been on environmental monitoring and maintenance of the property. In the first half 2003 international consultants were finalizing their studies in support of the Udon South Mining Lease application.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and six month period ended June 30 2004

Unaudited (expressed in Canadian dollars)

At this stage the Company is of the view that all field, laboratory and basic design work is essentially completed. Technical work required for bank debt financing following the grant of the Mining License is expected to include final updating of capital and operating cost data prior to project implementation.

The Mining License application was submitted on May 29, 2003. The Department of Primary Industries and Mining (DPIM) of the Government of Thailand advised that the application could not be formally processed until the amendments to the Regulations under the Mining Law were passed.  These regulations were passed on March 10, 2004.  Processing of the application has now commenced.

In December 2003, the Company received a notice from the Government questioning the Company’s right, under its Concession Agreement, to renew seven exploration licenses relating to a portion of its potash concession known as the Udon North deposit. The Company appealed this notification. In April 2004 the Company agreed with the DPIM to suspend arbitration proceedings to permit discussions between the two parties.

In August 2004, following further discussions, the Company and the DPIM jointly requested the Office of the Arbitration Board of Trade of Thailand (who are responsible for the arbitration process) not to proceed with the appointment of the arbitrators as a mechanism for resolution had been agreed upon.  The Board of Trade agreed to a ninety-day deferral based on the mutual agreement.  The Company is proceeding with the documentation required under this agreement.

Specialist advisors, appointed by the board in February 2004 on a success fee basis continue their efforts to enhance the Company’s efforts to procure the Mining License for Udon South. The Advisors, who are at arm’s length to the Company, have worked with a number of international companies investing in significant projects in Thailand. They provide resources and experience that are not available within the Company and are working in close co-operation with management.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the eight most recently completed quarters are summarized below:

	3 months ended June 30, 2004	3 months ended March 31, 2004	3 months ended December 31, 2003	3 months ended September 30, 2003	3 months ended June 30, 2003	3 months ended March 31, 2003	4 months ended December 31, 2002	3 months ended September 30, 2002
Total revenues	$8,953	$845	$6,842	$13,947	$30,932	$41,336	$66,055	$58,809
Net loss	(254,190)	(801,345)	(1,324,913)	(538,163)	(1,489,696)	(1,411,640)	(1,204,685)	(1,157,472)
Net loss per share	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.03)	(0.02)	(0.00)

The Company is an exploration stage enterprise. At this time any issues of seasonality or market fluctuations do not impact it.

Foreign exchange movement impacts the Company’s quarterly performance. Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company’s integrated subsidiaries, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation are included in the statement of loss.

Effective March 1, 2002, the Company has adopted, on a prospective basis, new CICA recommendations with respect to stock-based compensation and other stock-based payments.  This is detailed in the Company’s financial statements for the fiscal year ended December 31, 2003 as filed on Sedar. Changes in the Company share price at each balance sheet date impact the value of stock based compensation and other stock-based payments.

LIQUIDITY

At June 30, 2004 the working capital of the Company was $9.6 million compared to $0.2 million at December 31, 2003.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and six month period ended June 30 2004

Unaudited (expressed in Canadian dollars)

In the first quarter 2004 Olympus Capital Holdings Asia I, L.P. (“Olympus”) advanced a US$2,000,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.

On May 27, 2004 the Company completed a private placement financing of $9,936,850 and issued 99,368,500 units at a price of $0.10 per unit.  On the same day the Company converted the Olympus loan plus interest accrued to conversion into 27,837,602 units.  Each unit of both issues consists of one common share and one common share purchase warrant of the Company.  Each warrant entitles the holder to acquire one common share of the Company at a price of C$0.125 from May 27, 2004 until the earlier of the date which is (i) May 26, 2006 and (ii) 10 business days following the deemed receipt by the holder of notice by the Company of the issuance of a mining license by the Thai authorities in connection with the Company’s properties relating to the Udon Thani Potash Concession.

Other than for administrative expenditures, the Company will continue to spend funds on the ongoing development of its potash project, in particular, responding to issues raised in the review of its application for a Mining License.

CONTRACTUAL COMMITMENTS

Contractual Commitments for expenditure by the Company are unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

CONTINGENCIES

Contingencies for expenditure by the Company are unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

PROPOSED TRANSACTIONS

The Company continues its ongoing fund raising efforts to ensure that it can meet its commitments on receipt of the Mining License; for working capital and administrative expenses; to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing over and above current projected expenditures.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies of the Company are unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company are unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

OUTSTANDING SHARE DATA

At July 31, 2004 there were 591,725,550 common shares outstanding, 21,574,500 stock options granted to directors, officers and employees at a weighted average price of $0.10, 8,932,789 contingent stock options granted to the Specialist Advisors at a price of $0.30 (347,211 having fallen away since June 30, 2004 as the deadline for vesting passed and a pro rata portion of the 9,280,000 options expire) and 127,206,102 common share purchase warrants at an exercise price of $0.125.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and six month period ended June 30 2004

Unaudited (expressed in Canadian dollars)

ASIA PACIFIC RESOURCES LTD.

 SECOND QUARTER REPORT

 FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004

The financial statements for the three and six months ended June 30, 2004 have been prepared by management. They have not been reviewed by the Company’s auditor.

Based on management’s knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on management’s knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date and for the period presented in the interim filings.

Robert Scott,

Chief Financial Officer

Asia Pacific Resources Ltd

August 12, 2004

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Balance Sheet
June 30, 2004 and December 31, 2003
(expressed in Canadian dollars)
	June 30	December 31
	2004 (Unaudited)	2003 (Audited)

ASSETS
CURRENT
Cash	$9,861,899	$383,733
Accounts receivable	80,630	94,611
Prepaid expenses	58,479	168,876
Other current assets	5,765	6,551
TOTAL CURRENT ASSETS	10,006,773	653,771

INVESTMENT IN POTASH CONCESSION (Note 3)	89,886,696	89,580,496
DEPOSIT	263,205	257,027
INVESTMENT IN LAND	7,940,785	7,940,586
PROPERTY AND EQUIPMENT (Note 4)	148,660	141,751
	$108,246,119	$98,573,631

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$379,416	$404,950
TOTAL CURRENT LIABILITIES	379,416	404,950

FUTURE INCOME TAXES (Note 8)	15,057,984	15,020,776
	15,437,400	15,425,726

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)	170,710,680	158,902,475
Contributed surplus (Note 5)	-	1,091,856
Deficit	(77,901,961)	(76,846,426)
	92,808,719	83,147,905
	$108,246,119	$98,573,631
GOING CONCERN (Note 1)
COMMITMENTS (Note 9)
CONTINGENCIES (Note 9)

APPROVED BY THE BOARD
“John Bovard”	“Robert G. Connochie”
John Bovard, Director	Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Statements of Loss and Deficit
For the three and six months ended June 30, 2004 and June 30, 2003
(expressed in Canadian dollars)

	Three months ended		Six months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

EXPENSES
Accounting and legal	$ 101,719	$ 299,961	$ 191,699	$ 440,816
Amortization of property and equipment	7,337	(1,205)	17,580	7,951
Consulting	109,162	177,986	223,312	331,612
Interest and bank charges	24,695	5,257	35,388	7,817
Office and miscellaneous	113,895	95,549	194,847	189,983
Promotion and travel	431,493	325,569	735,066	650,557
Rent	19,385	43,327	40,042	87,647
Salaries	281,686	196,087	518,981	768,024
Stock compensation expense	(678,650)	-	(1,091,856)	(36,143)
Transfer fees and filing costs	20,861	36,678	55,234	112,958
	431,583	1,179,209	920,293	2,561,222

LOSS BEFORE THE UNDERNOTED	(431,583)	(1,179,209)	(920,293)	(2,561,222)

INTEREST AND OTHER INCOME	8,953	30,932	9,799	72,268
FOREIGN EXCHANGE (LOSS) GAIN	168,440	(346,419)	(145,041)	(356,996)
WRITE-DOWN OF PROPERTY AND EQUIPMENT	-	5,000	-	(55,386)
NET LOSS FOR THE PERIOD	(254,190)	(1,489,696)	(1,055,535)	(2,901,336)

DEFICIT, BEGINNING OF PERIOD	(77,647,771)	(73,493,654)	(76,846,426)	(72,082,014)

DEFICIT, END OF PERIOD	$ (77,901,961)	$ (74,983,350)	$ (77,901,961)	$ (74,983,350)

LOSS PER SHARE	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	513,444,872	464,369,448	488,956,610	460,547,857

ASIA PACIFIC RESOURCES LTD.
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2004 and June 30, 2003
(expressed in Canadian dollars)
	Three months ended			Six months ended
	June 30, 2004	June 30, 2003		June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$ (254,190)	$ (1,489,696)		$ (1,055,535)	$ (2,901,336)
Items not involving cash
Amortization of property and equipment	7,337	(1,205)		17,580	7,951
Foreign exchange (gain) loss and other	(280,213)	-		37,208	-
Stock compensation expense	(678,650)	-		(1,091,856)	(36,143)
Write down of property and equipment	-	(5,000)		-	55,386
	(1,205,716)	(1,495,901)		(2,092,603)	(2,874,142)
Change in non-cash operating working capital items	(27,916)	(106,494)		99,630	(222,213)
	(1,233,632)	(1,602,395)		(1,992,973)	(3,096,355)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	11,794,705	20		11,808,205	2,175,210
Receipt of convertible loan	(2,622,600)	-		-	-
	9,172,105	20		11,808,205	2,175,210

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(18,688)	5,020		(24,489)	(17,835)
Investment in land	(199)	-		(199)	-
Investment in potash concession	(216,845)	(835,017)		(306,200)	(2,068,211)
(Increase) decrease in deposit	4,898	15,538		(6,178)	9,475
	(230,834)	(814,459)		(337,066)	(2,076,571)
NET CASH INFLOW (OUTFLOW)	7,707,639	(2,416,834)		9,478,166	(2,997,716)
CASH POSITION, BEGINNING OF PERIOD	2,154,260	5,252,434		383,733	5,833,316
CASH POSITION, END OF PERIOD	$ 9,861,899	$ 2,835,600		$ 9,861,899	$ 2,835,600

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	$ (24,497)	$ 67,134		13,981	$ 54,362
Prepaid expenses and deposits	62,096	22,608		110,397	64,534
Other current assets	2,593	(25,274)		786	(22,339)
Accounts payable and accrued charges	(68,108)	(170,962)		(25,534)	(318,770)
	$ (27,916)	$ (106,494)		$ 99,630	$ (222,213)
Cash receipts for interest	$ 7,612	$ 29,700	29,700	$ 8,457	$ 71,038
Cash payments for interest	$ -	$ 5,257	5,257	$ -	$ 7,817

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the six and three month periods ended June 30 2004

Unaudited

(expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

Asia Pacific Resources Ltd. (the “Company”) is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand.  These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.  The Company incurred a net loss of $1 million for the six months ended June 30, 2004.  The Company’s working capital at June 30, 2004 was $9.6 million compared to a working capital deficit of $0.7 million at March 31, 2004.

The Company’s continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.

ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2003 that may be read on www.sedar.com.

3.

INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

Balance, December 31, 2003	$89,580,496
2004 deferred exploration and development expenditures:
Three months ended March 31, 2004	89,355
Three months ended June 30, 2004	216,845
Six months ended June 30, 2004	306,200
Balance, June 30, 2004	$89,886,696

4.

PROPERTY AND EQUIPMENT

	June 30, 2004			Dec. 31, 2003
	Cost	Accumulated Depreciation	Value	Net Book Value

Furniture and fixtures	$265,720	$216,494	$49,226	$56,038
Vehicles	63,743	63,508	235	247
Exploration equipment	11,598	11,598	-	-
Leasehold improvements	127,233	116,945	10,288	11,434
Computer equipment	195,160	106,249	88,911	74,032
	$663,454	$514,794	$148,660	$141,751

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the six and three month periods ended June 30 2004

Unaudited

(expressed in Canadian dollars)

5.

SHARE CAPITAL

a)

Details of share capital from December 31, 2003 to June 30, 2004 are as follows:

Balance at December 31, 2003	464,369,448	$158,902,475

Stock option exercises	150,000	13,500
Private placement	99,368,500	9,936,850
Conversion of note and accrued interest	27,837,602	2,783,760
Share issue costs		(925,905)
	127,356,102	11,808,205
Balance at June 30, 2004	591,725,550	$170,710,680

On May 27, 2004 the Company completed a private placement of 99,368,500 units at a price of $0.10 per unit.  In addition, US$2 million convertible notes together with accrued interest were converted into 27,837,602 units.  Each unit consists of one common share and one common share purchase warrant of the Company.  Each warrant entitles the holder to acquire one common share of the Company at a price of $0.125 from May 27, 2004 until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice from the Company of the issuance of a mining license by the Thai authorities in connection with the Company’s properties relating to the Udon Thani Potash Concession.

(b)  A summary of share option activity is as follows:

	Number of	Weighted
	Common	Average
	Shares	Exercise Price
Balance, December 31, 2003	21,824,500	0.10
Granted - contingent options *	9,280,000	0.30
Exercised	(150,000)	(0.09)
Expired	(100,000)	(3.48)
Balance, June 30, 2004	30,854,500	$0.15

*  As more fully described in Note 16 (c) of the December 31, 2003 financial statement notes.  On July 31, 2004 347,211 contingent options lapsed leaving 8,932,789 contingent options.

The following table summarizes information concerning outstanding and exercisable options at June 30, 2004:

Number	Number	Exercise
of Options	of Options	Price
Outstanding	Exercisable	per Share	Expiry Date

16,874,500	5,524,834	0.090	September 9, 2007
3,700,000	1,233,334	0.070	November 24, 2007
1,000,000	1,000,000	0.065	May 18, 2008
9,280,000	-	0.300	November 12, 2005
30,854,500	7,758,168

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the six and three month periods ended June 30 2004

Unaudited

(expressed in Canadian dollars)

(c) A summary of common share purchase warrant activity is as follows:

Options Outstanding
	Number of	Weighted
	Common	Average
	Shares	Exercise Price
Balance, December 31, 2003	-	$-
Issued May 27, 2004 (see Note 5 a)	127,206,102	0.125
Exercised	-	-
Balance, June 30, 2004	127,206,102	$0.125

(d) Contributed surplus

Balance at December 31, 2003	$1,091,856
2004 stock compensation expense:
Three months ended March 31, 2004	(413,206)
Three months ended June 30, 2004	(678,650)
Balance at June 30, 2004	$-

6.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $141,284 (six months ended June 30, 2003 - $273,363) paid to companies controlled by or affiliated to directors.

7.

CONVERTIBLE LOANS

On January 16, 2004 Olympus Capital Holdings Asia I, L.P. (“Olympus”) advanced a US$500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.  On March 22, 2004 Olympus advanced an additional US$1,500,000 loan on the same terms.   The Company reported these loans as a current liability and did not segregate the face value of the loans into debt and equity components.  On May 27, 2004, the loans and accrued interest were converted into equity on the same terms as a private placement as described in Note 5 (a).

8.

FUTURE INCOME TAX RECOVERY

	June 30	December 31,
	2004	2003
Future tax liabilities
Potash concession	$15,057,984	$15,020,776

The deferred future tax liability is denominated in Thai Baht 459,364,986.  At December 31, 2003 this amount translated to $15,020,776.  At June 30, 2004 the Thai Baht strengthened against the Canadian dollar resulting in an unrealized foreign exchange loss of $37,208.

9.

COMMITMENTS AND CONTINGENCIES

Commitments and contingencies are unchanged from those reported in notes 11 and 12 of the Company’s audited consolidated financial statements for the year ended December 31, 2003.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the six and three month periods ended June 30 2004

Unaudited

(expressed in Canadian dollars)

10.

   SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand.  Capital assets consist of investment in potash concession, investment in land and property and equipment.